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                                                                    Exhibit 99.1


FOR IMMEDIATE PRESS

               REGISTRY MAGIC AND SYNERGEX INTERNATIONAL SIGN LOI

        DEAL SPEEDS TIME TO MARKET FOR REGISTRY'S MOBILE VOICE OFFERINGS

CONTACT:                                          CONTACT:
Bruce Carlsmith                                   Mary Cate O'Malley
REGISTRY MAGIC                                    SYNERGEX
Voice:   (561) 367-0408                           Voice:   (916) 635-7300
E-mail: bruce.carlsmith@registrymagic.com         E-mail: MARY.CATE@SYNERGEX.COM
Web: WWW.REGISTRYMAGIC.COM                        Web:WWW.SYNERGEX.COM


BOCA RATON, FLA.--DEC. 16, 1999--Registry Magic of Boca Raton, Fla., and Synergex International, of Gold River, Calif., today announce the signing of a Letter of Intent that would result in a merger of the two entities. Financial details of the agreement were not released. The merger is subject to, among other things, execution of a definitive agreement and approval of each company's shareholders.

"This event will make it possible for Registry Magic to more quickly provide applications that bridge Internet and voice solutions," said Bruce Carlsmith, CEO of Registry Magic. "Increasingly, taking our applications to vertical markets requires integration with business applications. Synergex has been focused on the integration and enablement of vertical business applications for over 10 years and provides a strong complement to our voice recognition expertise."

Besides the benefits of Synergex's application integration expertise, Registry Magic gains access to a management team with the experience to greatly speed the completion and marketing of existing and new products. Synergex also brings a strong base of over 500 independent software vendors covering a range of vertical markets including healthcare, resort management, banking and manufacturing.

Synergex is a privately held company that develops and markets Synergy/DE, an integrated set of high-productivity application development tools for building, integrating, and deploying enterprise applications, an increasing number of which are being delivered via Web interfaces.